SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2008

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement of interim results for the six months ended 30 June 2008, dated August 28, 2008.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 29, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2008

HIGHLIGHTS

Including the amortisation of upfront connection fees (with the impact from snowstorms, earthquake and change in income tax rate)			Excluding the amortisation of upfront connection fees (with the impact from snowstorms, earthquake and change in income tax rate)

—	Operating revenues reached RMB90,434 million	—	Operating revenues reached RMB89,406 million, up by 1.5%

—	EBITDA was RMB45,296 million, EBITDA margin was 50.1%	—	EBITDA was RMB44,268 million, down by 1.9%, EBITDA margin was 49.5%

—	Profit attributable to equity holders of the Company was RMB12,634 million, basic earnings per share was RMB0.16	—	Profit attributable to equity holders of the Company was RMB11,606 million, down by 4.0%, basic earnings per share was RMB0.14

• Total number of access lines in service was 215 million, net decrease of 5.44 million, down by 2.5% from the end of last year.

• Total number of broadband subscribers reached 39.95 million, net addition of 4.30 million, up by 12.1% from the end of last year.

CHAIRMAN’S STATEMENT

Dear Shareholders,

In order to speed up the full services offering process, the Company has entered into an agreement with China Unicom on the acquisition of CDMA business, which would allow the Company to quickly enter into the mobile communications market and attain enormous development potential. This will also enhance the incorporation of mobile elements into our integrated information services, strengthening our core competitiveness. In the first half of this year, the unexpected serious natural disasters such as snowstorms and earthquake together with the intensified market competition, have given us unprecedented harsh challenges. However, with the unwavering dedication and exceptional endurance of the Company’s management and all our people, the Company achieved encouraging results. In our fight against the disasters and the subsequent reconstruction works, China Telecom well-demonstrated not only its outstanding capability for ensuring communications, but also its high regards of responsibility towards the society and its shareholders. Facing intense market competition, we continuously expanded the market with customer focused to maintain the stability of the Company’s fundamentals and lay a solid foundation for the full services offering in the future.

Financial results

In the first half of 2008, the Company’s financial performance remained stable. Operating revenues reached RMB90,434 million, up by 0.8% from the same period last year, of which RMB1,028 million was accounted for by the amortization of upfront connection fees. Excluding the upfront connection fees, the operating revenues were RMB89,406 million, a 1.5% growth from the same period last year. Revenue from wireline voice service was RMB50,510 million, a 11.8% decrease from the same period last year. Revenues from Internet and data services as well as value-added and integrated information application services reached RMB24,534 million and RMB11,987 million respectively, representing 27.3% and 31.6% growth from the same period last year. EBITDA1,2 was RMB44,268 million, a 1.9% decrease from the same period last year, and the EBITDA margin was 49.5%. Profit attributable to equity holders1,2 of the Company was RMB11,606 million, a 4.0% decrease from the same period last year, and basic earnings per share1,2 was RMB0.14. Capital expenditure was RMB18,783 million, a 9.5% decrease from the same period last year. Free cash flow3 reached RMB21,669 million, a 11.3% increase from the same period last year.

Taking into consideration the Company’s business development needs and its cash flow position, the Board of Directors has resolved not to pay any interim dividend for the year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the final dividend proposal at the time of reviewing the full year results and propose to the shareholders’ general meeting accordingly.

Business performance

In the first half of 2008, the Company continued to proactively and effectively implement strategic transformation. Focused on providing integrated information services to customers, we keep on innovating business model, expanding business services, and advancing customer brand management to continuously optimize subscriber base and revenue structure.

With regard to government and enterprise customers, we strengthened the specialised marketing of “BizNavigator” and promoted the Internet-oriented integrated information services and applications services, enhancing the penetration of businesses such as information security products, video application products and enterprise switchboard while effectively consolidating the traditional voice services. With respect to our service approach, we continued to strengthen the coordination mechanism for cross-region services. Back-end network maintenance support personnel were embedded in the front-end sales force to provide differentiated network support services and to further improve responsiveness to customers’ needs. Being the Company’s core value customers, the government and enterprise customer base continued to expand in the first half of 2008, resulting in a significant increase in revenue with a 13.5% growth from the same period last year.

[1]	Including the amortization of the upfront connection fees, EBITDA was RMB45,296 million, profit attributable to equity holders of the Company was RMB12,634 million and basic earnings per share was RMB0.16.
[2]	The natural disasters such as snowstorms and earthquake cost approximately additional RMB1,700 million to the network operation costs with an after tax effect of approximately RMB1,281 million in the first half of 2008. The implementation of new income tax law resulted in a tax saving of approximately RMB706 million. Excluding the amortization of the upfront connection fees, the impact of natural disasters such as snowstorms and earthquake and of the variation in income tax rate, EBITDA was RMB45,968 million, a 1.9% growth from the same period last year, profit attributable to equity holders of the Company was RMB12,181 million, a 0.8% growth from the same period last year and basic earnings per share was RMB0.15.
[3]	Free cash flow is calculated from EBITDA (excluding amortization of the upfront connection fees) minus capital expenditure and income tax.

With regard to household customers, we continued to increase our marketing efforts for broadband access products. In accordance with customers’ demand, we also integrated various services and products to enrich the “One Home” brand contents to provide one-stop communications, wealth management, live broadcasting, information and entertainment services to household customers. By the end of June 2008, the household penetration rate of “One Home” reached 14.4%, a 5.8 percentage point growth from the beginning of the year. In the first half of the year, revenue from household customers maintained steady growth of 2.9% from the same period last year.

Due to its rapid development, the non-voice service has become the consistent driver for the revenue growth of the Company. In the first half of 2008, revenue from the non-voice service as a percentage of operating revenues reached 43.5%, a 8.5 percentage point growth from the same period last year. The Company further explored the broadband access subscribers market and maintained the rapid growth of subscriber base and service revenue. The broadband subscribers in the first half of the year increased by 4.30 million to a total number of 39.95 million. Revenue from broadband access reached RMB19,279 million, a 31.3% growth from the same period last year. At the same time, the Company adhered to the strategy of leveraging informatization applications to drive business development and continued to promote the rapid development of “Best Tone” and ICT services (including IT services and applications as well as video applications such as “Mega Eye”). In the first half of the year, revenues from “Best Tone” and ICT services grew by 56.7% and 101.8% respectively, contributing 0.87 and 1.19 percentage point growth to the total revenue.

In the first half of 2008, there was a significant decline in the Company’s wireline voice service. Revenues from local telephone services and long distance services fell 13.9% and 9.4% respectively from the same period last year. There was a net decrease of 5.44 million access lines in service in the first half of the year, mainly of low-end subscribers. As a result of continuing significant reduction in mobile tariff, the imbalanced competitive landscape has worsened with immense pressure on expanding new market shares of wireline voice service. In response, we insisted on profitable development of voice service and controlled marketing expenditure of low return. We also insisted on driving the voice services through integrated development with transformation services, and continuously enriched informatization applications to provide differentiated services for different customers with a view to consolidating our traditional voice services.

Operating model

In line with the Company’s strategic transformation, we continued to adjust and optimize our organizational structure, innovate operating model, and strengthen vertically-integrated operation to cater to the needs of the full services offering. We completed the organizational structure reform from headquarter with provincial subsidiaries to headquarter with provincial branches in the first half of the year to improve the execution efficiency and set a solid foundation for our upcoming full services offering. Leveraging the characteristics of the Company’s resources, and our competitive edge of providing total solutions to customers while avoiding the disadvantages of single business offering, we optimized the front- and back-end structures with the front-end operation focusing on customer segments and the back-end support to consolidate. These allowed us to bring the advantages of full services offering and focus on our target customers to enhance customer segment oriented marketing and product development. We also integrated the mobile operation management into the Company’s organizational structure to establish a vertically-integrated full services operating structure. In addition, the successful acquisition of the Beijing Telecom in the first half of the year expanded the Company’s geographical scope of operation. This is beneficial to providing national or transnational networking services for government and enterprise customers and further consolidates the Company’s competitive edge in the high-end government and enterprise market.

Corporate governance

To protect the interest of our shareholders, customers and staff, we have strived to increase our corporate value by maintaining and strengthening high standards of corporate governance, continuously increasing transparency and ensuring the healthy development of the Company. Our efforts in corporate governance have been widely recognized by the capital market. In the first half of the year, we were awarded “Asia’s Best Managed Fixed Telecom Company” by Euromoney. In accrediting Asia’s Best Companies for the year of 2008 by FinanceAsia, the Company was awarded the “Best Managed Company – China”. In addition, the Company was accredited with “CAPITAL Outstanding China Enterprise Awards – Telecommunications” by CAPITAL for three consecutive years. Further, our website (www.chinatelecom-h.com) was accredited in “IR Global Rankings 2008” as the “Best Investor Relations Website” in China.

Acquisition of mobile businesses

The Company has entered into a detailed agreement with China Unicom based on the CDMA business acquisition framework agreement. We will launch mobile services operation by leasing the CDMA network assets to be acquired by our parent company. The lease agreement is subject to our independent shareholders’ approval. We will endeavour to achieve smooth transition of CDMA network operation and its earliest independent operation. The aforesaid arrangements will enable the Company to obtain on taking over the CDMA business, relatively complete mobile network resources and customer service system with stand-alone operation and continuous service capability. This is beneficial for the Company to quickly enter into the fast-growing mobile telecommunications market in China and achieve full services offering. The Company’s core competitiveness can also be strengthened continuously by proactively implementing customer-focused differentiation operation strategy.

Future outlook

Despite the various challenges for the Company, the full services offering would bring us development opportunities. The severely imbalanced competition landscape in China’s telecommunications market will be gradually improved as the telecommunications sector reform and restructuring continues to deepen. However, there will be short-term downward pressure on our profit as the market share of wireline subscribers will continue to shrink in the near term while our forthcoming mobile services operation will need significant investment at the initial stage.

The Company will leverage transformation to drive full services offering. We aim to effectively converge the mobile elements with the integrated information services and implement differentiation development strategy with a focus on mid- to high-end urban customers. Taking advantage of our customer resources, direct sales channels and multi-service operations, we will incorporate mobile elements into the brand operations of “BizNavigator” and “One Home” to provide our customers with differentiated integrated information services based on Mobile Internet and Fixed-Mobile Convergence (FMC), enhancing the brand influence and penetration. At the same time, with regards to customers’ demand and experience, we will improve our network coverage and optimize our network quality. We will also coordinate the existing wireline and mobile network resources to drive synergy and improve network utilization and economize network construction and operating costs, striving to achieve the profitable scale development of the mobile business.

We are full of passion about the future. We firmly believe that the full services offering will greatly enhance our core competitiveness. The Company’s business development is going to reach a new stage of growth and together we will strive for the success to make our long time dream come true. China Telecom would thrive again and create more value for our shareholders.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

28 August 2008

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2008 extracted from the unaudited interim financial statements of the Group as set out in its 2008 Interim Report.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

for the six-month period ended 30 June 2008

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
		2008	2007
	Note	RMB	RMB
			(restated)
Operating revenues	4	90,434	89,757

Operating expenses
Depreciation and amortisation		(26,544)	(26,089)
Network operations and support		(16,670)	(14,725)
Selling, general and administrative		(11,103)	(11,157)
Personnel expenses		(13,857)	(13,667)
Other operating expenses		(3,508)	(3,434)

Total operating expenses		(71,682)	(69,072)

Operating profit		18,752	20,685
Net finance costs	5	(2,289)	(2,013)
Investment loss		(4)	—
Share of profit from associates		34	9

Profit before taxation		16,493	18,681
Income tax	6	(3,816)	(4,898)

Profit for the period		12,677	13,783

Attributable to:
Equity holders of the Company		12,634	13,756
Minority interests		43	27

Profit for the period		12,677	13,783

Basic earnings per share	7	0.16	0.17

Weighted average number of shares		80,932	80,932

CONSOLIDATED BALANCE SHEET (UNAUDITED)

at 30 June 2008

(Amounts in millions)

		30 June 2008	31 December 2007
	Note	RMB	RMB
			(restated)
ASSETS

Non-current assets
Property, plant and equipment, net		314,168	329,292
Construction in progress		19,530	13,626
Lease prepayments		5,395	5,451
Interests in associates		826	800
Other investments		221	274
Deferred tax assets	9	9,126	9,281
Intangible assets		2,651	2,814
Other assets		6,968	7,683

Total non-current assets		358,885	369,221

Current assets
Inventories		2,097	2,665
Accounts receivable, net	10	18,358	16,979
Prepayments and other current assets		3,346	2,817
Time deposits with maturity over three months		203	222
Cash and cash equivalents		29,204	21,427

Total current assets		53,208	44,110

Total assets		412,093	413,331

		30 June 2008	31 December 2007
	Note	RMB	RMB
			(restated)
LIABILITIES AND EQUITY

Current liabilities
Short-term debt		54,352	67,767
Current portion of long-term debt		1,106	3,811
Accounts payable	11	27,654	29,013
Accrued expenses and other payables		34,182	30,670
Amount due to China Telecom in connection with the Fourth Acquisition		5,557	—
Income tax payable		2,243	3,314
Current portion of finance lease obligations		4	24
Current portion of deferred revenues		4,922	5,646

Total current liabilities		130,020	140,245

Net current liabilities		(76,812)	(96,135)

Total assets less current liabilities		282,073	273,086

Non-current liabilities
Long-term debt		44,341	34,148
Finance lease obligations		3	5
Deferred revenues		8,482	9,840
Deferred tax liabilities	9	2,964	3,121

Total non-current liabilities		55,790	47,114

Total liabilities		185,810	187,359

Equity
Share capital		80,932	80,932
Reserves		143,865	143,589

Total equity attributable to equity holders of the Company		224,797	224,521
Minority interests		1,486	1,451

Total equity		226,283	225,972

Total liabilities and equity		412,093	413,331

Notes:

1.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 28 August 2008, reflect the unaudited financial position of the Group as at 30 June 2008 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2008.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2007 annual financial statements.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditors in accordance with Hong Kong Standards on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity” issued by the Hong Kong Institute of Certified Public Accountants.

2.	ACQUISITION AND BASIS OF PRESENTATION

Pursuant to an acquisition agreement entered into by the Company and China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company are referred to as “China Telecom Group”) on 31 March 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecom for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”). The Fourth Acquisition was completed in June 2008.

Since the Group and the Fourth Acquired Company are under common control of China Telecom, the Fourth Acquisition has been accounted for as a “combination of entities under common control”. Accordingly, the assets and liabilities of the Fourth Acquired Company have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Fourth Acquisition have been restated to include the results of operations and assets and liabilities of the Fourth Acquired Company on a combined basis. The accumulated profits of the Fourth Acquired Company prior to 30 June 2008 were distributed to China Telecom and have been reflected as a distribution to China Telecom in the consolidated statement of changes in equity for the six-month period ended 30 June 2008. The purchase price payable by the Company for the acquisition of the Fourth Acquired Company has been accounted for as an equity transaction in the consolidated statement of changes in equity.

The results of operations for the six-month period ended 30 June 2007 and the financial condition as at 31 December 2007 previously reported by the Group have been restated to include the results and assets and liabilities of the Fourth Acquired Company as set out below:

	The Group (as previously reported)	The Fourth Acquired Company	The Group (as restated)
	RMB millions	RMB millions	RMB millions
Result of operations for the six-month period ended 30 June 2007:
Operating revenues	88,624	1,133	89,757
Net profit	13,509	274	13,783
Financial condition as at 31 December 2007:
Total assets	408,004	5,327	413,331
Total liabilities	185,632	1,727	187,359
Total equity	222,372	3,600	225,972

3.	SEGMENTAL REPORTING

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one business segment which is the provision of wireline telecommunications services. No analysis of the Group’s operating revenues and profit before taxation by geographical segment has been presented as the majority of the Group’s operating activities are carried out in the PRC and less than 10 percent of the Group’s operating revenues and profit before taxation were derived from activities outside the PRC. A majority of the Group’s assets are located in the PRC and less than 10 percent of the Group’s total assets are located outside the PRC.

4.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month periods ended 30 June
		2008	2007
	Note	RMB millions	RMB millions
Upfront connection fees	(i)	1,028	1,666
Upfront installation fees	(ii)	1,291	1,415
Monthly fees	(iii)	10,965	13,326
Local usage fees	(iv)	19,040	21,614
DLD	(iv)	11,331	12,440
International, Hong Kong, Macau and Taiwan long distance	(iv)	1,352	1,553
Internet	(v)	19,509	14,907
Managed data	(vi)	1,636	1,567
Interconnections	(vii)	6,531	6,894
Leased line	(viii)	3,389	2,804
Telephony value-added services	(ix)	6,104	5,564
Internet value-added services	(x)	1,108	830
Integrated information application services	(xi)	4,775	2,713
Others	(xii)	2,375	2,464

		90,434	89,757

In the prior year financial statements, the amounts of revenue from telephony value-added services, Internet value-added services and integrated information application services were not separately disclosed in notes to the financial statements but were disclosed in aggregate under value-added and integrated information application service revenue.

With effect from 1 January 2008, the Group has disclosed the respective amounts of revenue from telephony value-added services, Internet value-added services and integrated information application services. The related comparative figures have been reclassified to conform with the current period’s disclosure.

Note:

(i)	Represent the amortised amount of the upfront fees received for the initial activation of wireline services.

(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice traffic connecting to the Group’s wireline telecommunications networks.

(viii)	Represent primarily lease income from other telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and the agreed upon rate per line leased.

(ix)	Represent amounts charged to customers for the provision of telephony value-added services, which comprise primarily caller ID services, short messaging services and ring tone services.

(x)	Represent amounts charged to customers for the provision of Internet value-added services, which comprise primarily Internet data centre and IP-Virtual Private Network services.

(xi)	Represent amounts charged to customers for the provision of integrated information application services, which comprise primarily voice-based hotline services, IPTV services, video monitoring services and system integration and consulting services.

(xii)	Represent primarily revenues from sale, rental and repairs and maintenance of customer-end equipment and construction of telecommunications network and infrastructure for customers.

5.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions
Interest expense incurred	2,716	2,629
Less: Interest expense capitalised*	(204)	(241)

Net interest expense	2,512	2,388
Interest income	(217)	(212)
Foreign exchange losses	54	2
Foreign exchange gains	(60)	(165)

	2,289	2,013

* Interest expense was capitalised in construction in progress at the following rates per annum	2.4%-5.7%	2.0%-5.9%

6.	INCOME TAX

Income tax in the consolidated income statement comprises:

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions
Provision for PRC income tax	3,779	4,846
Provision for income tax in other tax jurisdictions	18	8
Deferred taxation	19	44

	3,816	4,898

A reconciliation of the expected tax with the actual tax expense is as follows:

		Six-month periods ended 30 June
		2008	2007
	Note	RMB millions	RMB millions
Profit before taxation		16,493	18,681

Expected income tax expense at statutory tax rate of 25% (2007: 33%)	(i)	4,123	6,165
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(311)	(899)
Differential tax rate on other subsidiaries’ income	(ii)	(9)	(8)
Non-deductible expenses	(iii)	538	654
Non-taxable income	(iv)	(519)	(930)
Effect of change of tax rate		—	76
Tax credit for domestic equipment purchases		(6)	(160)

Income tax		3,816	4,898

(i)	The provision for PRC current income tax is based on a statutory rate of 25% of the assessable income of the Company and its PRC subsidiaries as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries which are taxed at preferential rates of 15% or 18%.

(ii)	Income tax provision of the Company’s subsidiaries in the Hong Kong Special Administrative Region of China and other countries is based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions of 16.5% or 35%.

(iii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iv)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month periods ended 30 June 2008 and 2007 is based on the profit attributable to equity holders of the Company of RMB12,634 million and RMB13,756 million, respectively, divided by 80,932,368,321 shares in issue.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2008, a final dividend of RMB0.075747 (equivalent to HK$0.085) per share totalling RMB6,125 million in respect of the year ended 31 December 2007 was declared, of which RMB5,699 million was paid on 16 June 2008.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2007, a final dividend of RMB0.083302 (equivalent to HK$0.085) per share totalling RMB6,741 million in respect of the year ended 31 December 2006 was declared, of which RMB6,273 million and RMB468 million was paid on 15 June 2007 and 23 January 2008 respectively.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2008.

9.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net Balance
	30 June 2008	31 December 2007	30 June 2008	31 December 2007	30 June 2008	31 December 2007
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Provisions and impairment losses, primarily for receivables	700	559	—	—	700	559
Non-current
Property, plant and equipment	1,033	1,219	(2,104)	(2,222)	(1,071)	(1,003)
Deferred revenues and installation costs	1,586	1,631	(845)	(863)	741	768
Land use rights	5,807	5,872	—	—	5,807	5,872
Available-for-sale equity securities	—	—	(15)	(36)	(15)	(36)

Deferred tax assets/(liabilities)	9,126	9,281	(2,964)	(3,121)	6,162	6,160

Movements in temporary differences are as follows:

	Balance at 1 January 2008	Recognised in income statement	Recognised in equity	Balance at 30 June 2008
	RMB millions	RMB millions	RMB millions	RMB millions
Current
Provisions and impairment losses, primarily for receivables	559	141	—	700
Non-current
Property, plant and equipment	(1,003)	(68)	—	(1,071)
Deferred revenues and installation costs	768	(27)	—	741
Land use rights	5,872	(65)	—	5,807
Available-for-sale equity securities	(36)	—	21	(15)

Net deferred tax assets	6,160	(19)	21	6,162

		(Note 6)

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	30 June 2008	31 December 2007
	RMB millions	RMB millions
Third parties	18,350	16,796
China Telecom Group	291	248
Other state-controlled telecommunications operators in the PRC	1,674	1,378

	20,315	18,422
Less: Allowance for impairment of doubtful debts	(1,957)	(1,443)

	18,358	16,979

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2008	31 December 2007
	RMB millions	RMB millions
Current, within 1 month	11,103	11,016
1 to 3 months	2,706	2,408
4 to 12 months	1,300	1,009
More than 12 months	568	304

	15,677	14,737
Less: Allowance for impairment of doubtful debts	(1,876)	(1,313)

	13,801	13,424

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	30 June 2008	31 December 2007
	RMB millions	RMB millions
Current, within 1 month	1,570	1,645
1 to 3 months	1,387	1,042
4 to 12 months	1,123	498
More than 12 months	558	500

	4,638	3,685
Less: Allowance for impairment of doubtful debts	(81)	(130)

	4,557	3,555

11.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2008	31 December 2007
	RMB millions	RMB millions
Third parties	22,030	23,364
China Telecom Group	5,458	5,514
Other state-controlled telecommunications operators in the PRC	166	135

	27,654	29,013

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2008	31 December 2007
	RMB millions	RMB millions
Due within 1 month or on demand	5,692	5,329
Due after 1 month but within 3 months	6,656	8,185
Due after 3 months but within 6 months	6,884	6,381
Due after 6 months	8,422	9,118

	27,654	29,013

12.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is part of a large group of companies under China Telecom, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month periods ended 30 June
		2008	2007
	Note	RMB millions	RMB millions
Purchases of telecommunications equipment and materials	(i)	53	53
Construction, engineering and information technology services	(ii)	3,409	3,406
Provision of community services	(iii)	1,049	1,025
Provision of ancillary services	(iv)	1,897	1,629
Provision of comprehensive services	(v)	442	412
Operating lease expenses	(vi)	192	193
Centralised service expenses	(vii)	168	169
Interconnection revenues	(viii)	34	14
Interconnection charges	(viii)	329	181
Interest on amounts due to and loans from China Telecom Group	(ix)	1,612	1,164

Note:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.

(ii)	Represent provision of network construction, engineering and information technology services provided by China Telecom Group.

(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable to China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.

(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.

(vii)	Represent net amount charged by China Telecom for costs associated with common corporate services and international telecommunications facilities.

(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group.

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	30 June 2008	31 December 2007
	RMB millions	RMB millions
Accounts receivable	291	248
Prepayments and other current assets	492	435

Total amounts due from China Telecom Group	783	683

Accounts payable	5,458	5,514
Accrued expenses and other payables	1,343	947
Amount due to China Telecom in connection with the Fourth Acquisition	5,557	—
Short-term debt	37,356	38,441
Long-term debt	30,150	30,150

Total amounts due to China Telecom Group	79,864	75,052

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms of short-term debt and long-term debt payable to China Telecom Group are set out in Note 8 to the interim financial statements included in the Interim Report.

As at 30 June 2008 and 31 December 2007, no material impairment losses for bad and doubtful debts was recorded in respect of amounts due from China Telecom Group.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month periods ended 30 June
	2008	2007
	RMB thousands	RMB thousands
Short-term employee benefits	4,272	3,948
Post-employment benefits	317	301

	4,589	4,249

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the post-employment benefit plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the contributions described above.

The Group’s contributions for the six-month period ended 30 June 2008 were RMB1,251 million (six-month period ended 30 June 2007: RMB1,219 million).

The amount payable for contributions to defined contribution retirement plans as at 30 June 2008 was RMB622 million (31 December 2007: RMB561 million).

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state- controlled entities which include but not limited to the following:

•	sales and purchases of goods, properties and other assets

•	rendering and receiving services

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group prices its telecommunication services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationships on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s wireline telecommunications networks interconnect with the networks of other state- controlled telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is as follows:

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions
Interconnection revenues	5,815	6,176
Interconnection charges	2,146	1,985
Leased line revenues	402	450

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	30 June 2008	31 December 2007
	RMB millions	RMB millions
Accounts receivable	1,674	1,378
Prepayments and other current assets	248	261

Total amounts due from other state-controlled telecommunications operators in the PRC	1,922	1,639

Accounts payable	166	135
Accrued expenses and other payables	207	219

Total amounts due to other state-controlled telecommunications operators in the PRC	373	354

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 30 June 2008 and 31 December 2007, there were no material impairment losses for bad and doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances primarily with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expense incurred on loans from state-controlled banks in the PRC are as follows:

	Six-month periods ended 30 June
	2008	2007
	RMB millions	RMB millions
Interest income	215	185
Interest expense	1,104	1,465

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	30 June 2008	31 December 2007
	RMB millions	RMB millions
Cash at bank	20,350	16,893
Time deposits with maturity within three months	8,577	4,425
Time deposits with maturity over three months	203	172

Total deposits with state-controlled banks in the PRC	29,130	21,490

Short-term loans	16,996	29,326
Long-term loans	5,378	7,803

Total loans from state-controlled banks in the PRC	22,374	37,129

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 8 to the interim financial statements included in the Interim Report.

The directors believe the above information has provided meaningful disclosure of related party transactions.

13.	POST BALANCE SHEET EVENTS

On 27 July 2008, the Company entered into a business acquisition agreement with China Unicom Limited and China Unicom Corporation Limited (collectively “China Unicom”), pursuant to which, the Company shall acquire the CDMA mobile communication business and relevant assets and liabilities from China Unicom at the purchase price of RMB43.8 billion. The acquisition is expected to be substantially completed in late November 2008.

In connection with the acquisition of CDMA business from China Unicom and subject to independent shareholders’ approval, the Company also entered into a lease agreement (“CDMA Network Lease”) with China Telecom, pursuant to which, China Telecom will lease the capacity on the constructed CDMA mobile communication network (“CDMA Network”) required by the Company to operate the CDMA business. The CDMA Network Lease is expected to have an initial term from 1 October 2008 (or such other date as agreed by the Company and China Telecom) to 31 December 2010. The lease fee for the CDMA Network is expected to be 28% of the CDMA business revenue (the service revenue generated from the Company’s CDMA telecommunication business which shall be calculated by the total revenue from CDMA business minus any upfront non-refundable revenue arising out of CDMA business and any revenue from sale of telecommunication products in connection with CDMA business, as derived from the Company’s financial statements) for each of the period from 1 October 2008 (or such other date as agreed by the Company and China Telecom) to 31 December 2008 and the years ending 31 December 2009 and 2010. The CDMA Network Lease is renewable at the option of the Company with the lease period, lease fee and the minimum annual lease fee to be re-negotiated between the Company and China Telecom.

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2007Annual Report.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2008, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2008, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 30 June 2008, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue	Percentage of the total of shares in issue	Capacity
			(%)	(%)
China Telecommunications Corporation	57,377,053,317	Domestic shares	85.57%	70.89%	Beneficial owner
	(Long position)

Guangdong Rising Assets Management Co., Ltd	5,614,082,653	Domestic	8.37%	6.94%	Beneficial owner
	(Long position)	shares

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue	Percentage of the total of shares in issue	Capacity
			(%)	(%)
Deutsche Bank Aktiengesellschaft	1,158,597,284 (Long position)	H shares	8.35%	1.43%	Beneficial owner of 1,012,167,631 shares, investment manager of 103,186,000 shares, and having security interest of 43,243,653 shares

	763,940,704 (Short position)	H shares	5.50%	0.94%	Beneficial owner of 751,324,704, and having security interest of 12,616,000 shares

RFS Holdings B.V.	907,191,530 (Long position)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short position)	H shares	8.51%	1.46%	Interest of controlled corporation

Commonwealth Bank of Australia	711,666,000 (Long position)	H shares	5.13%	0.88%	Interest of controlled corporations

JPMorgan Chase & Co.	707,503,071 (Long position)	H shares	5.10%	0.87%	Beneficial owner of 315,913,962 shares, investment manager of 2,076,000 shares, and custodian corporation/approved lending agent of 389,513,109 shares

	183,049,572 (Short position)	H shares	1.32%	0.23%	Beneficial owner of 181,507,572 shares, and investment manager of 1,542,000 shares

	389,513,109 (Lending pool)	H shares	2.81%	0.48%	Custodian corporation/approved leading agent

Save as stated above, as at 30 June 2008, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2008.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

Save for the roles of Chairman and Chief Executive Officer of the Company being performed by the same individual, for the six months period ended 30 June 2008, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules.

In the Company’s opinion, through supervision of the Board and independent non-executive directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2008 to 30 June 2008.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2008 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward- looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.